EXHIBIT 3.64

PURCHASE AND SALE AGREEMENT

THIS AGREEMENT dated April 6, 2001.

BETWEEN:

OIL SPRINGS ENERGY CORP., a body corporate with an office in the City of Toronto, in the Province of Ontario (hereinafter referred to as the “Vendor”)

-and-

ENERGY POWER SYSTEMS LIMITED a body corporate with an Office in the City of Toronto, in the Province of Ontario (hereinafter referred to as the “Purchaser”)

                  WHEREAS the Vendor desires to sell and convey the Assets to the Purchaser and the Purchaser desires to purchase and receive the Assets from the Vendor;

                  NOW THEREFORE in consideration of the premises hereto and of the covenants, warranties, representations, agreements and payments herein set forth and Provided for, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 In this Agreement (including the preamble hereto, this clause and each Appendix) the words and phrases set forth below shall have the meaning ascribed thereto below, namely:

a.	“Agreement” means the main body of this Agreement together with all Appendices and attachments hereto;

b.	“Assets” means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests:

c.	“Business Day” means any day upon which the Vendor is open for business in Toronto, Ontario

d.	“Closing” means exchange of documents by the Vendor and the Purchaser for the transfer of the Assets and the payment by the Purchaser to the Vendor of the Purchase consideration therefore and the completion of all matters incidental thereto;

e.	“Closing Date” means on a date or time as is mutually agreed between the parties;

f.	“Effective Date” means 8.00 a.m., Toronto Time on the 1st day of March, 2001.

g.	“Facilities” means all of the facilities as described in Schedule “E”;

h.	“Lands” means the lands set forth and described in Schedule “A” and Schedule “B” and includes the Petroleum Substances within, upon or under such lands, together with the right to explore for and recover same insofar as such are granted by the Leases to such lands;

i.	“Leases” means collectively the leases, reservations, permits, licences or other documents of title by virtue of which the holder thereof is entitled to drill for, win, take, own or remove the Petroleum Substances underlying all or any part of the Lands including without limitation the leases set forth and described in Schedule “A” and Schedule “B”;

j.	“Miscellaneous Interests” means the interest of the Vendor in and to all property, assets and rights, other than Petroleum and Natural Gas Rights and Tangibles, pertaining to the Petroleum and Natural Gas Rights, the Lands, the Leases or the Tangibles and to which the Vendor is entitled at the Effective Date including, but not in limitation of the generality of the foregoing, the entire interest of the vendor in:

i.	all contracts, agreements, documents, production sales contracts as described in Schedule “F” and books and records and all production and engineering information and reports in the possession of the Vendor, relating to the Petroleum and Natural Gas Rights, the Lands or any lands with which the Lands have been pooled or unitized, or the Tangibles and any and all rights in relation thereto;

ii.	all subsisting rights to enter upon, use and occupy the surface of any of the Lands or any lands with which the same have been pooled or unitized or any land on which the Tangibles are situated;

iii.	any right, estate or interest in or any asset which relates to but does not comprise part of the Petroleum and Natural Gas Rights the Tangibles; and

iv.	all wells for the purpose of production of Petroleum Substances the injection of water or otherwise, situated on the Lands or on lands with which the Lands have been pooled or unitized and all casing in such wells;

                  Unless otherwise agreed in writing by the parties, however, the Miscellaneous Interests shall not include agreements, documents or data to the extent that;

i.	they pertain to the Vendor’s proprietary technology or interpretation;

ii.	they are owned or licensed by third parties with restrictions on their deliverability or disclosure by the Vendor to any assignee which is not an affiliate of the Vendor; or

iii.	they pertain to the Vendor’s accounting and financial records;

iv.	they are referred to specifically as exclusions in Schedule “A and Schedule “ B”.

l.	“Permitted Encumbrances” means:

i.	easements, rights of way, servitude or other similar rights in land including, without limiting the generality of the foregoing; rights of way and servitude for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables;

ii.	the right reserved to or vested in any government or other public authority by the term of any lease or by any statutory provision, to terminate any of the Leases or to require annual or other periodic payments as a condition of the continuance thereof;

iii.	the right to levy taxes on Petroleum Substances or the income or revenue thereform and the governmental requirements as to production rates on the operations of any of the Assets or otherwise affecting the value of the Assets;

iv.	contracts for the sale of Petroleum Substances comprising part of the Assets;

v.	the terms and conditions of the Leases or any operating agreements, except to the extent they create royalties or similar burdens or any interest therein, which would not be Permitted Encumbrances as defined herein;

vi.	rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any of the Assets in any manner, and all applicable laws, rules and orders of any governmental authority;

vii.	undetermined or inchoate liens incurred or created as security in favor of the person conducting the operation of any of the Assets of the Vendor’s proportion of the costs and expenses of such operations;

viii.	the reservations, limitation, provisos and conditions in any original grants from the Crown of any of the Lands or interests therein and statutory exceptions to title;

ix.	agreements and plans relating to pooling or unitization;

x.	provisions for penalties and forfeitures under the agreements as a consequence of non-participation in operations;

xi.	liens granted in the ordinary course of business to a public utility, municipality or governmental authority in connection with operations conducted with respect to the Assets; and

xii.	all royalty burdens, liens , adverse claims and encumbrances listed on Schedule “A and Schedule “B”; hereto

m.	“Petroleum and Natural Gas Rights” means the interest of the Vendor set forth in Schedule “A” and Schedule “B” in and to the Lands and insofar as they pertain to the Lands, the Leases and as encumbered by the encumbrances described in Schedule “A” and Schedule “B” and any other Permitted Encumbrance;

n.	“Petroleum Substances” means petroleum, natural gas and related hydrocarbons and all substances associated therewith or any of them, the right to explore for or an interest in which is granted by the Leases;

o.	“Prime Rate” means the annual rate of interest in effect, at the Effective Date as announced at the main branch of the Toronto Dominion Bank, Toronto, Ontario as a reference for determining interest rates on Canadian dollar commercial loans made in Canada to its most credit worthy customers;

p.	“Tangibles” means the interest of the Vendor in and to all tangible depreciable property, assets situated in or about the Lands, appurtenant thereto or used in connection therewith or with production, processing transmission or treatment of Petroleum Substances or operations thereon or relative thereto or appurtenant to or used in connection with all producing or shut-in wells located in the Lands or lands with which the lands have been pooled or utilized, including the facilities;

q.	“Wells” means those producing, shut-in, suspended, abandoned, water source or Injection wells insofar as they relate to the Lands including without limitation those described in Schedule “C” hereto.

1.2 Appended hereto are the following Schedules;

a.	Schedule “A” Description of Lands and Leases in Alberta and the Vendor’s Interests therein and the encumbrances applicable thereto

b.	Schedule “B” Description of Lands and Leases in Ontario and the Vendor’s Interests therein and the encumbrances applicable thereto

c.	Schedule “C” – Well List

d.	Schedule “D” Outstanding Authorizations for Expenditures and Capital Expenditures for which Purchaser is responsible.

e.	Schedule “E” – Facilities

f.	Schedule “F” – Contracts and Agreements

g.	Schedule “G” – General Conveyance

h.	Schedule “H” – Form of officers Certificate

The Schedules hereto are incorporated into and as part of this Agreement by this reference as fully as though contained in the body of this Agreement.

1.3 The headings of clauses and subclauses herein are inserted for convenience of reference only and shall not affect or be considered to affect the construction of the provisions hereof.

ARTICLE 2
SALE OF ASSETS

2.1

a)	The Vendor does hereby agree to sell, assign, transfer, convey and set over unto the Purchaser of its entire right, title, estate and interest in and to the Assets set out in Schedule “A” on the terms and conditions set forth in this Agreement effective as of the Effective Date, and the Purchaser hereby agrees to purchase and accepts directly from the Vendor the Assets, to have and to hold the same together with all benefits and advantages to be derived therefrom, absolutely, subject to the terms and conditions of the Leases and any other agreements relating thereto.

b)	The Vendor does hereby agree to sell, assign, transfer, convey and set over unto the Purchaser, an option to participate in a proposed horizontal well in joint venture with Talisman Energy as to a 2.45% working interest in its entire right, title, estate and interest as set out in Schedule “B” and to the Assets set out on the terms and conditions set forth in this Agreement effective as of the Effective Date, and the Purchaser hereby agrees to purchase and accepts directly from the Vendor the Assets, to have and to hold the same together with all benefits and advantages to be derived therefrom, absolutely, subject to the terms and conditions of the Leases and any other agreements relating thereto.

2.2 The Purchase price to be paid by the Purchaser to the Vendor for the Assets shall be the sum of Two Hundred and Ninety Six Thousand ($296,000.00) Dollars, Canadian funds (“the Purchase Price”), which sum shall be satisfied by the payment by the Purchaser to the Vendor by certified cheques or bank draft in the aggregate amount of Two Hundred and Ninety Six Thousand ($296,000.00) payable as follows:

                  10% $ 29,600 paid deposit

                  70% $207,200 paid within 48 hours of execution of Purchase & Sale Agreement.

                  20% $ 59,200 paid upon transfer of title and registration of Assets in the name of Purchaser as per 3.3 herein and subject to any adjustments due under 3.2 herein and as described in Article 8.

2.3	a.	The Purchase price is exclusive of the Goods and Services Tax (“GST”) imposed by Part IX of the Excise Tax Act (Canada). The Purchaser shall pay Vendor at Closing the amount of GST applicable to the Tangible portion of the Assets which the Vendor, as agent for the appropriate governmental authority, is required to collect from the Purchaser.

The respective GST registration numbers for each of the parties are as follows:

Vendor: 883267072 Purchaser: 121639470

	b.	The purchase price payable by the Purchaser to the Vendor pursuant to Clause shall be allocated amongst the Assets as follows:

i.	to Tangibles		$1.00

ii.	to Miscellaneous Interests		$1.00

iii.	to Petroleum and Natural Gas rights		$294,000.00

		SUBTOTAL	$296,000.00

		GST DUE	$.07

		TOTAL DUE	$296,000.07

ARTICLE 3
EFFECTIVE DATE

3.1 Possession, risk and beneficial ownership of the Assets shall transfer from the Vendor to the Purchaser at the Closing Date effective as of Effective Date.

3.2 All benefits and obligations of every kind and nature accruing, payable or paid and received or receivables in respect of the assets, including maintenance, rentals and similar payments, development and operating costs and the proceeds from the sale of production, shall be apportioned between the Vendor and the Purchaser as of the Effective Date.

3.3 At closing, the Vendor shall deliver to the Purchaser such transfers, assignments, conveyances, bills of sale, novations and other documents with respect to the Assets as may be reasonably required by the Purchaser, Prior and subsequent to the Closing Date, the Vendor shall cooperate with the Purchaser to secure execution of such documents by the parties thereto other than the Vendor and the Purchaser as required.

3.4 If a portion of the Assets is subject to preferential right of the purchase or similar restriction or requires the consent of a third party as a result of the Agreement the Vendor will promptly give all notices required under the preferential purchase or consent provision with a copy of each to the Purchaser. The Purchaser will promptly supply to the Vendor the value allocated by the Purchaser for this purpose on all Assets for which the Vendor is required to give notice pursuant to this section. Each notice will include a request for a waiver of the preferential or similar right to purchase and for granting of any consent. The Purchaser may not waive the existence or operation of the preferential or similar right to purchase an Asset. If the holder of a preferential or similar right to purchase relating to any part of the Assets exercise its right, the part of the Assets affected will be excluded from the purchase and sale herein and the purchase price will be reduced by the value allocated by the Purchaser to that part of the assets.

3.5 Obligations

                  On and after the Closing Date, the Purchaser shall be liable for and shall perform as they become due all obligations in respect of the Assets including , without limitation, the payment of all royalties under the Leases and the performance of all obligations under the Leases, operating or similar agreements and any statute, order, writ, injunction or decree of any governmental agency relating to the Assets.

ARTICLE 4
CLOSING CONDITIONS

4.1 Vendor’s Closing Conditions

                  The obligation of the Vendor to complete the sale of the Assets pursuant to this agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a.	all representations and warranties of the Purchaser contained in this agreement shall be true in all material respects at and as of the Closing Date and the Purchaser shall perform and satisfy all obligations required by this agreement to be performed and satisfied by the Purchaser at or prior to the closing Date;

b.	the Purchaser shall tender to the Vendor in the form stipulated herein and the total consideration payable to the Vendor pursuant hereto at the closing Date;

c.	all instruments and documents required to carry out the terms of this Agreement and to consummate the transactions contemplated herein will be form and substance satisfactory to the Vendor, acting reasonably and executed and delivered by the Purchaser;

d.	All regulatory approvals required with respect to the transaction contemplated herein shall have been obtained on terms and conditions satisfactory to the vendor acting reasonably.

4.2 Benefit and Waiver

                  The conditions set forth in Clause 4.1 shall be for the sole benefit of the Vendor and may, without prejudice to any of the rights of the Vendor hereunder (including reliance on or enforcement of the warranties or convenants which are preserved dealing with or similar to the condition or conditions waived), be waived by it in writing, in whole or in part, at any time.

4.3 Purchaser’s Closing Conditions

         The obligation of the Purchaser to complete the purchase of the Assets pursuant to this agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a.	all representations and warranties of the Vendor contained in this agreement shall be true in all material respect at and as of the Effective Date and the Closing Date and the Vendor shall perform and satisfy all obligations required by this agreement to be performed and satisfied by the Vendor at or prior to the Closing Date;

b.	the Purchaser shall satisfy itself as to the Vendor’s title to the Assets and as to title to be received by the Purchaser upon completion of the transaction contemplated herein;

c.	no substantial physical damage to or alteration in or to the Assets, except as shall have in writing been approved or accepted by the Purchaser, shall have occurred between the date hereof and the closing Date which would materially and adversely affect the aggregate value of the Assets;

d.	the Vendor undertakes on a commercially reasonable basis to tender to the Purchaser at closing documents satisfying the requirements of Clause 3.3; and

e.	the Purchaser’s right, if applicable, to terminate this Agreement pursuant to Article 9.

4.4 Benefit of Waiver

                  The conditions set forth in Clause 4.3 shall be for the sole benefit of the Purchaser and may, without prejudice to any of the rights of the Purchaser hereunder (including reliance on or enforcement of the warranties or convenants which are preserved dealing with or similar to the condition or conditions waived), be waived by it in writing, in whole or in part, at any time.

ARTICLE 5
VENDOR’S REPRESENTATIONS

5.1 The Vendor hereby represents, warrants and convents to and with the Purchaser that:

a.	the vendor is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and the laws of those jurisdictions in which the Vendor is required to be registered;

b.	the Vendor has all requisite power and authority to enter into this Agreement and to perform the Vendor’s obligations under this Agreement, including, without restriction, the power and authority to sell and convey, pursuant to the terms hereof, all legal and beneficial title to the Assets owned by or attribute to Oil Springs Energy Corp.;

c.	the execution and delivery of the Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any provision of any agreement or instrument to which the Vendor is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Vendor or of the constating documents or bylaws of the Vendor;

d.	this Agreement has been duly executed and delivered by the Vendor and all documents required hereunder to be executed and delivered by the Vendor shall have been duly executed and delivered and this Agreement and such documents constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms;

e.	the Vendor has not incurred any obligation or liability contingent or otherwise, for brokers’ and finders’ fees in respect of this transaction for which the Purchaser shall have any obligation or liability;

f.	the Vendor does represent and warrant that it has done no act or thing, nor is aware of any act or thing having been done, whereby any of its interest in and to the Assets may be reduced, cancelled or determined, nor has it encumbered or alienated the Assets or any interest therein except for Permitted Encumbrances, and that the Assets are free and clear of all liens, encumbrances, adverse claims, demands and royalties created by, through or under the Vendor, except as expressly set forth in Schedule “A” and Schedule “B” and Permitted Encumbrances;

g.	to the best of the Vendor’s knowledge, information and belief no act or omission has occurred whereby the Vendor is, or would be, in default under the terms of any applicable governmental rules or regulations, any Lease or any agreement pertaining to the Assets, where such default would impact materially and adversely upon the Assets, or any of them;

h.	there are no charges, claims or actions in existence, or to the best of the Vendor’s knowledge, information and belief contemplated or threatened against or with respect to the Assets;

i.	the Assets are not subject to any pre-emptive or preferential rights of purchase by any third party except as set forth in Schedule “A” and Schedule “B”;

j.	to the best of the Vendor’s knowledge, information and belief, all royalties and all ad valorem, property, production, severance and similar taxes and Assessments based on, or measured by, the Vendor’s ownership of the Assets, or the production if Petroleum Substances or the receipt of proceeds therefrom payable by the Vendor for assessment periods prior to the Effective Date have been properly paid or provided for;

k.	the Vendor is not aware of, has not received and is not otherwise aware of any matter or event that it reasonably believes could give rise to:

i.	any orders or directives under any applicable governmental statute, regulation or order which relate to environmental matters and which require any work, repairs, construction or capital expenditures with respect to the Assets, where such orders or directives have not been complied with all material respects; and

ii.	any demand or notice issued under any applicable governmental statute, regulation or order with respect to the breach of and environmental health or safety law applicable to the Assets, including, without limitation, any rules or regulations respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding on the Closing Date; except as have been specifically disclosed by the Vendor, by written notice to the Purchaser prior to execution of this Agreement;

l.	to the best of the Vendor’s knowledge, information and belief no part of the Lands is subject to any drilling obligations which have accrued prior to the execution and delivery hereof and which have not been temporarily or permanently waived, saving and excepting those which have been disclosed to the purchaser prior to the execution hereof;

m.	to the best of the Vendor’s knowledge, information and belief there are no authorizations for expenditure pursuant to which expenditures are or may be made, nor any other financial commitments which are outstanding or due or thereafter may become due, other than rentals, in respect of the Assets, or operations in respect thereof, other than those which have been incurred or undertaken by the Vendor in the ordinary course of business and which shall have been disclosed in writing to the Purchaser prior to the execution hereof;

n.	subject to the rents, covenants, conditions and stipulations in the Leases and any agreements pertaining to the Assets and on the lessee’s or holder’s part thereunder to be paid, performed and observed, the Purchaser may enter into and upon, hold and enjoy the Assets for the residue of their respective terms and all renewals or extensions thereof for the Purchaser’s own use and benefit whomsoever claiming by, through or under the Vendor and the Vendor binds itself to warrant and define all and singular the Assets against all persons whomsoever claiming or to claim the same or any part thereof or any interest therein by, through or under the Vendor;

o.	to the best of the Vendor’s knowledge, information and belief, the Wells are not subject to a production penalty whereby the production proceeds allocable to the Vendor’s interest are payable to a third party until an amount calculated in respect of certain costs and expenses paid by such third party are recovered by such third party, except as disclosed in Schedule “A and Schedule “B”; hereto

p.	to the best of the Vendor’s knowledge, information and belief, except as disclosed in Schedule “A” and Schedule “B” hereto, the Petroleum and Natural Gas Rights are not subject by virtue of the conversion or other alteration of the interest of any third party under existing agreements created by through or under it or of which it has knowledge.

q.	to the best of the Vendor’s knowledge, information and belief, the Vendor has been receiving the share of the net proceeds of production from the Assets attributable to its interest as shown on Schedule “A” and Schedule “B” hereto, and no person is currently claiming that the Vendor is not entitled to such amounts, with the possible exception of claims of accounting errors which do not challenge the percentage share of revenues to which the Vendor is entitled and which are not material;

r.	to the best of the Vendor’s knowledge, information and belief there are no agreements or arrangements (commonly known as a gas balancing, swaps, over-production or underlift-overlift agreements or arrangements) which area among two or more persons owning interests in a portion of the Lands or lands Pooled or unitized therewith, nor has there been any circumstances or case whereby one of such Persons has taken, or may hereafter take, a share of the production of Petroleum Substances from such lands greater that it would Otherwise be entitled to be virtue of its interest in such Lands and which excess taking entitles the other persons to accredit in respect of subsequent production from such lands by which the Vendor is bound and which pertain to the Assets;

s.	to the best of the Vendor’s knowledge, information and belief, all wells on the lands have been, in all material respects, drilled and, if completed, completed and operated in accordance with generally accepted oil and gas industry practices and, in all material respects, in compliance with all applicable statues, rules and regulations;

t.	to the best of the Vendor’s knowledge, information and belief, the Tangibles have been constructed, installed, maintained and operated in accordance with generally accepted engineering practices, good oil and gas field practices and in compliance with all applicable statutes, rules and regulations;

u.	the Vendor has made all reasonable inquires and searches for material documents and information, and to the best of its knowledge, it has delivered or made available to Purchaser all documents, instruments, records and books relevant to its title to the Lands and Leases in its possession;

v.	to the best if the Vendor’s knowledge, information and belief, no Workers Compensation Board or similar authority possesses or is entitled to a charge on or a lien against the Assets or any of them created directly by it;

w.	the Vendor has obtained all regulatory approvals required to be obtained by it in order to effect consummation of the transactions contemplated in this agreement, other than approvals for the transfer of well licenses and permits for the operation of facilities and other approvals and consents normally obtained after closing.;

x.	the Vendor has not incurred any obligations or liability, contingent or otherwise, in respect of the termination of the employment of, or retainer of any employee or consultant employed or retained by the Vendor in respect of the Assets, for which the Purchaser shall have any obligation or liability, which obligation or liability would include, without restriction, severance pay or pay in lieu of notice.

5.2 The Vendor makes no representations or warranties to the Purchaser in addition to those expressly enumerated in Clause 5.1. Except and to the extent provided for in Clause 5.1, the Vendor does not make any representations or warranties with respect to:

a.	any data or information supplied by the Vendor in connection with the Assets;

b.	the quality, quantity or recoverability or deliverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

c.	the value if the Assets, production rates in the future cash flow therefrom or the availability or the continued availability of transportation to sell the petroleum substances;

d.	the quality, condition, fitness or merchantability of any tangible depreciable equipment or property, interests in which are comprised in the Assets;

e.	any environmental matters relating to the assets;

f.	any engineering, geological or other interpretations or evaluations respecting the Assets.

ARTICLE 6
PURCHASER’S REPRESENTATIONS

6.1 The Purchaser hereby represents , warrants and convents to and with the Vendor that:

a.	the Purchaser is a corporation duly organized validly existing and in good Standing under the laws of its jurisdiction of incorporation and the laws of those jurisdictions in which the Assets are located;

b.	the Purchaser has all requisite power and authority to enter into this Agreement and to purchase and pay for the assets on the terms described herein and to perform its other obligations under this Agreement.

c.	the executions and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor in conflict with, any provision of any agreement or instrument to which the Purchaser is a party or is bound , or any judgment, decree, order, statue, rule or regulation applicable to the Purchaser or the constating document or bylaws of the Purchaser;

d.	this Agreement has been duly executed and delivered by the Purchaser and all documents required hereunder to be executed and delivered by the Purchaser shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms;

e.	the Purchaser has not incurred any obligation or liability, contingent or otherwise for brokers’ or finders’ fees in respect of this transaction for which the Vendor shall have any obligation or liability; and

f.	the Purchaser is not a “non-Canadian person” within the meaning of the Investment Canada Act.

g.	The Purchaser is relying upon its own investigation concerning the title to and fitness of the Assets and is not relying upon any representation, warranty or statement of the Vendor except as contained in this Agreement;

ARTICLE 7
CONVENANTS

7.1 From the Effective Time of this Agreement to the closing Date the Vendor will not, except with prior consent of the Purchaser:

a.	assign, transfer, surrender, abandon, mortgage, pledge or otherwise encumber any of the Assets;

b.	enter into or terminate any material transaction or arrangement affecting the Assets; or

c.	approve or refrain from approving any authority for expenditure received or to be approved by it subsequent to the date hereof without first consulting with the Purchaser in that regard.

7.2 From the date of this Agreement to the closing Date, Vendor will use reasonable efforts to see that the Assets are maintained and operated in a prudent manner, in accordance with generally accepted oil and gas industry practices, will maintain any insurance now in force with respect to the Assets, will pay or cause to be paid all costs and expenses incurred in connection therewith in a timely fashion, will use reasonable efforts to keep the Leases in full force and effect and will use reasonable efforts to perform and comply with all of the covenants and conditions contained in the Leases and any material contracts to the extent that it has authority or power to do so.

ARTICLE 8
ADJUSTMENTS

8.1	a.	All benefits and obligations of any kind and nature accruing, payable paid, received or receivable in respect of the Assets, including maintenance, development and operation costs and proceeds from the sale of production, shall, subject to the provisions of this Agreement, be apportioned between the Vendor and the Purchaser as of the Effective Date. Rentals all similar payments made by the Vendor to preserve any of the Leases, any cash advances and all taxes (including freehold mineral taxes but other than income taxes) levied with respect to the Assets shall be apportioned between the Vendor and the Purchaser on a per diem basis as of the Effective Date.

	b.	Petroleum Substances which were produced, but not sold, up to the Effective Date shall be credited to the Vendor.

	c.	An interim accounting and adjustment shall be carried out at Closing and a final accounting and adjustment shall be carried out within the two month period following the Closing. Adjustments subsequent to such final accounting will be made upon receipt of information justifying them. All adjustments shall be settled by the payment by any party obliged to make payment pursuant to this Agreement within fifteen (15) days of receiving notice from the other party. Interest at the rate of prime plus 2% shall be payable on any amount required to be paid hereunder and not paid within the time limited specified herein.

	d.	A further accounting on the basis indicated in Clause 8.1(c) shall be required after two (2) months following the closing Date only if:

i.	notice requesting such accounting, including reasonable particulars hereof, has been given by one party to the other on or before the expiry of third (30) days after receipt of joint venture or Crown audit reports, provided that;

A.	the need for such accounting arises from errors established by joint venture audits initiated and completed by the persons within twenty-six (26) months after Closing Date, or

B.	the need for such accounting arises from errors established by and audit initiated and conducted by the Crown within forty-eight (48) months after the Closing Date; or

ii.	the accounting relates to an annual plant equalization or annual plant processing fee adjustment either or both of which have retroactive effect (the “Retroactive Adjustment”) to a time prior to the Effective Date on the basis that the benefits and burdens of the Retroactive Adjustment applying prior to the Effective Date are for the benefit or burden of the Purchaser. Notwithstanding the foregoing, no accounting shall be made pursuant to this Clauses 8.1(d)(ii) if the Retroactive Adjustment was determined to be required more than fifteen (15) months after the closing Date.

ARTICLE 9
NO MERGER AND SURVIVAL.

9.1 The covenants, representations and warranties set forth in Articles 5 and 6 shall be deemed to apply to assignments, conveyances, transfers and documents conveying any of the Assets from the Vendor to the Purchaser and there shall not be any merger of any covenant, representation or warranty in such assignments, transfers or documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived.

9.2 Notwithstanding anything to the contrary herein expressed or implied, it is expressly agreed and understood that the covenants, representations and warranties set forth in Articles 5 and 6 are true hereof and at the Effective Date and notwithstanding the Closing or deliveries of covenants, representations and warranties in any other agreements at Closing or prior or subsequent thereto or investigations by the parties hereto or their counsel, the convents, representations and warranties set forth in Articles 5 and 6 shall survive closing or the benefit of the parties hereto for a period of one (1) year from the Effective Date.

ARTICLE 10
INDEMNITY

10.1 Indemnity by Vendor

         Subject to section 10.3 the Vendor shall:

a.	be liable to the Purchaser for all loses, costs, damages and expenses whatsoever which the Purchaser may suffer, sustain pay or incur, and

b.	indemnify and save the Purchaser and its directors, officers, servants, agents and employees harmless from and against all claims, liabilities, actions, proceedings, demands, losses. costs, damages and expenses whatsoever which may be brought against or suffered by the purchaser, its directors, officers, servants, agents or employees or which they may sustain, pay or incur; as a direct result of any matter or thing arising out of, resulting from, attributable to or connected with the Assets and occurring prior to the Effective Date, except any losses, costs, damages, expenses, claims, liabilities, actions, proceedings and demands to the extent that the same either are reimbursed (or reimbursable) by insurance maintained by the Purchaser or are caused by the gross negligence or willful misconduct of the Purchaser, its directors, officers, servants, agents, employees or assigns. The indemnity granted by the Vendor herein, however is not a title warranty and does not provide an extension or any representation or warranty contained in Article 5. Notwithstanding any provision herein, the liability of the vendor and the indemnity hereby granted by the Vendor to the Purchaser shall only apply with respect to claims made within one (1) year following the Closing Date.

10.1 Indemnity by Purchaser

          The Purchaser shall:

a.	be liable to the Vendor for all losses, costs, damages and expenses whatsoever which the Vendor may suffer, sustain, pay or incur; and

b.	indemnify and save the Vendor and its directors, officers, servants, agents and employees harmless from and against all claims, liabilities, actions, proceedings, demands, losses, costs, damages and expenses whatsoever which may be brought against or suffered by the Vendor, its directors, officers, servants, agents or employees or which they may sustain, pay or incur:

as a direct result of any matter of thing arising out of, resulting from, attributable to or connected with the Assets and occurring subsequent to the Effective Time, except any losses, costs, damages, expenses, claims, liabilities, actions proceedings and demands to the extent that the same either are reimbursed (or reimbursable) by insurance maintained by the Vendor or are caused by the gross negligence or willful misconduct of the Vendor, its directors, officers, servants, agents, employees or assigns.

10.3 Assets Acquired on “As Is” Basis

                  Notwithstanding the foregoing provisions of this Article, the Purchaser acknowledges that it is acquiring the Assets on an “as is” basis as of the Effective Date. The Purchaser acknowledges that it is familiar with the condition of the Assets, including the past and present use of the Lands and the Tangibles, that the Vendor has provided the Purchaser with a reasonable opportunity to inspect the assets and the Leases at the sole cost, risk and expense of the Purchaser (insofar as the Vendor could reasonably provide such access) and that the Purchaser is not relying upon any representation or warranty of the Vendor as to the condition, environmental or otherwise, of the Assets, except as is specifically made pursuant to Article 5. Provided that Closing has occurred, the Purchaser further agrees that, it shall:

a.	be solely liable and responsible for any and all losses, costs, damages, and expenses which the Vendor may suffer, sustain, pay or incur; and

b.	indemnify and save the Vendor and its directors, officers, servants, agents and employees harmless from any and all claims, liabilities, actions, proceedings,

demands, losses, costs, damages and expenses whatsoever which may be brought against or suffered by the Vendor, its directors, officers, servants, agents or employees or which they may sustain, pay or incur;

as a result of any matter or thing arising out of, resulting from, attributable to or connected with any environmental liabilities pertaining to the Assets, or any of them whether accrued before or after the Effective Date, including, without limitation, damage from or removal of hazardous or toxic substances, clean-up, well abandonment and reclamation except those arising from a matter which results in a statement made in Clause 5.1 being untrue and except to the extent the Vendor is actually reimbursed by insurance carried by it. Once Closing has occurred, the Purchaser shall be solely responsible for all environmental liabilities respecting the Lands, whether accrued before or after the Effective Date, the abandonment of the Wells and the reclamation of the Lands as between the Vendor and the Purchaser, and hereby releases the Vendor from any claims the Purchaser may have against the Vendor with respect to all such Liabilities and responsibilities except those arising from a matter, which results in a statement made in Clause 5.1 (m) being untrue and except to the extent the Vendor is actually reimbursed by insurance carried by it.

10.4 The indemnities set forth in Clauses 10.1, 10.2 and 10.3 will be deemed to apply to, and will not merge in, any assignment, transfer, conveyance, novation or other document conveying the Assets to the Purchaser. Each party will have full right of substitution and subrogation in and to all covenants and warranties by others previously given or made in respect of the Assets or any part thereof.

10.5 In no event shall the total of the liabilities and indemnities of the Vendor under this Agreement including without limitation, any claims relating to its representations and warranties, exceed the purchase price set forth in Clause 2.2, except in the event of fraud.

10.6 If a claim is made under this Article 10 involving a claim by a third party, the party with greater exposure under this Agreement in respect of the claim will have carriage of the third party litigation. It will consult with the other party, which will be entitled to retain its own counsel and participate in the litigation at its own expense.

ARTICLE 11
ARBITRATION

11.1 Reference to Arbitration

a.	Insofar as the parties are unable to agree on any matter which expressly may be referred to arbitration hereunder, either party may serve the other party written notice that it wishes such matter referred to arbitration.

b.	The parties shall meet within seven (7) days of the receipt of a notice issued pursuant to subsection 12.1 (a) to attempt to agree on a single arbitrator qualified by experience, education and training, to determine such matter. If the parties are unable to agree on the selection of the arbitrator, the party which issued such notice shall forthwith make application to a judge of the Court of Ontario of the Province of Ontario pursuant to the Arbitration Act of the Province of Ontario, as amended from time to time, herein referred to as the “Arbitration Act”) for the appointment of a single arbitrator, and failing such action on the part of the party which issued such notice, the other party may make such application.

11.2 Proceedings

a.	The arbitrator selected pursuant to Clause 12.1 shall proceed as soon as is practicable to hear and determine the matter in dispute, and shall be directed to provide a written decision respecting such matter within forty-five (45) days of appointment. The parties shall provide such assistance and information as may be reasonably necessary to enable the arbitrator to determine such matter.

b.	Except to the extent modified in this Article, the Arbitrator shall conduct any Arbitration hereunder pursuant to the provisions of the Arbitration Act.

ARTICLE 12
FURTHER ASSURANCES

12.1 At closing and thereafter as may be necessary or desirable, and without further consideration, the parties hereto shall execute, acknowledge and deliver such other instruments and shall take such other action as may be reasonably necessary to carry out their respective obligations under this Agreement.

ARTICLE 13
MISCELLANEOUS

13.1 The Agreement herein shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Ontario. Each party hereto accepts the exclusive jurisdiction of the courts of the Province of Ontario and all courts of appeal therefrom.

13.2 Time shall be of the essence in this Agreement.

13.3 The address for notices of each of the parties hereto shall be as follows:

Purchaser: Energy Power Systems Limited Suite 301 2 Adelaide Street West Toronto, Ontario M5H 1L6 Attention: James C Cassina Fax #: (416) 861-9623	Vendor: Oil Springs Energy Corp. Suite 301 2 Adelaide Street West Toronto, Ontario M5H 1L6 Attention: Elizabeth J. Kirkwood Fax #: (416) 364-0618

                  Each party may from time to time change its address for service herein by giving written notice to the other party. Any notice, required or contemplated hereunder, may be served by personal service upon an officer or director of a party or by telecopy, facsimile transmission or mailing the same, except during a period of actual or anticipated postal disruptions, by prepaid registered post in a properly addressed envelope addressed to the party at its address for service hereunder, as the same may be amended from time to time in accordance herewith. Any notice given by service upon an officer or director of a party hereto shall be deemed to be given on the date of such service. Any notice given by mail shall be deemed to be given and received by the addressee on the fifth day (except Saturdays, Sundays and statutory holidays) after the mailing thereof. Any notice given by telecopy or facsimile transmission shall be deemed to be given to and received by the addressee on the next day (except Saturdays, Sundays and statutory holidays) after the sending thereof with appropriate answer back acknowledged.

13.4 This Agreement shall supersede and replace any and all prior agreements between the parties hereto relating to the sale and purchase of Assets and may be amended only by written instrument signed by all parties hereto.

13.5 This instrument states the entire agreement between the parties hereto.

13.6 No supplement, modification, wavier or termination of the Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will be deemed or will constitute a wavier of any other provision hereof (whether or not similar) nor will a wavier constitute a continuing wavier unless otherwise expressly provided.

13.7 This Agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors, receivers, receivers, receiver-managers, trustees and permitted assigns.

13.8 Except as may be required by law, neither party will make any press release or other public disclosure of this Agreement or the transactions contemplated herein without the prior consent of the other, not to be unreasonably withheld. The parties will consult with each other on public disclosure with a view to joint disclosure where practicable or where required by law.

13.9 This agreement maybe executed by one or more counterparts, each of which shall be considered an original but all of which together shall constitute one and the same instrument. In addition, facsimile copies of the executed counterparts shall be conclusively regarded for all purposes as originally executed counterparts pending the delivery of the original.

                  IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

(the “Purchaser”)		(the Vendor)

ENERGY POWER SYSTEMS LIMITED		OIL SPRINGS ENERGY CORP

Per:	/s/ James C. Cassina	Per:	/s/ Elizabeth J. Kirkwood

Per:		Per:

SCHEDULE “A”

This is Schedule “A” attached to Agreement of Purchase and sale dated April 6, 2001 Between Oil
Springs Energy Corp., as Vendor and Energy Power Systems Limited as Purchaser

Crown Lease
No	Description	Vendor Interest	Encumbrances

1) 0590010365	Township 61 Range 19 W5M Section 17	10.08% BPO	CSS LOR

	(P&NG rights: to the base of Bluesky-Bullhead)	18.00% APO	GOR 55% s/s 1/50 (5%-15% on oil: 15% on gas on 44%

2) 0590010365	Township 61 Range 19 W5M Section 17	10.08% BPO	CSS LOR

	(P&NG rights: to the base of Bluesky-Bullhead)	18.00% APO	GOR 45% s/s 1/50 (5%-15% on oil: 15% on gas on 44%

3) 0590040424	Township 61 Range 21 W5M Section 5 (P&NG rights: to the base of Dunvegan)	20%	CSS LOR

4) 5494050052	Township 61 Range 22 W5M Section 11 (P&NG rights: Surface to Basement, excluding Woodbend)	20%	CSS LOR

5) 0590100341	Township 61 Rage 19 W5M Section 16	10%	CSS LOR

	(P&NG rights: to the base of Bulesky-Bullhead)

SCHEDULE “B”

This is Schedule “B” attached to Agreement of Purchase and sale dated April 6, 2001 Between Oil
Springs Energy Corp., as Vendor and Energy Power Systems Limited as Purchaser

Vendor
Registration #	Township/County	Concession/Lot	Description	Acres	Interest

1316885	Gosfield North Township	Concession VI, Lot 20	E1/2	100 HBP	12.465% WI

1341087	Essex County	Concession VI, Lot 20	Part 1 R plan	62 HBP	11.2185% RI

Vendor grants Purchaser Right to participate as to a 2.465% working interest in a Proposed Horizontal Drilling Prospect Only in Joint Venture with Talisman Energy Inc.

SCHEDULE “C”

UNIQUE WELL IDENTIFIER	STATUS

9-17-61-19 W5M	Gas Well

4-5-61-21 W5M	Gas Well

12-11-61-22 W5M	Gas Well

3-16-61-19 W5M	Suspended Gas Well

SCHEDULE “D”

OUTSTANDING AUTHORIZATIONS FOR EXPENDITURES AND CAPITAL

Talisman Energy Inc. has proposed drilling a horizontal well at an estimated cost of $720,000 for drilling and completion. Vendors 12.465% working interest drilling and completion costs estimated to be $89,748.00. Vendor revenue interest is 11.2185%

SCHEDULE “E”

FACILITIES

                  N/A

SCHEDULE “F”

CONTRACTS AND AGREEMENTS

SCHEDULE “G”

GENERAL CONVEYANCE

SCHEDULE “H”

This and the following page compromise SCHEDULE “H” to an Agreement of Purchase and Sale dated April 6, 2001 among OIL SPRINGS ENERGY CORP. as Vendor and ENERGY POWER SYSTEMS LIMITED, as Purchaser.

OFFICERS CERTIFICATE

RE:	Article 6.00 of the Agreement of Purchase and Sale (“Agreement”) dated April 6, 2001 between OIL SPRINGS ENERGY CORP. as Vendor and ENERGY POWER SYSTEMS LIMITED, as Purchaser.

Unless otherwise stated, the definitions provided for in the Agreement are adopted in this Certificate:

I, Elizabeth J. Kirkwood, President of OIL SPRINGS ENERGY CORP. (the “Vendor”) hereby certify that as of the date of this Certificate:

1.	Each of the covenants, representatives and warranties of the (Vendor) contained in Article 6.00 of the Agreement was true and correct in all material respects as of the Effective Date and is true and correct in all material respects of the Closing Date.

2.	This Certificate is made for and on behalf of the (Vendor) and is binding upon it, and the deponent herein is not incurring and will not incur any personal liability whatsoever with respect to it.

3.	This Certificate is made with full knowledge that the (Vendor) is relying on the same for the Closing of the transactions contemplated by the Agreement.

IN WITNESS WHEREOF I have executed this Certificate effective as of the Closing Date.

OIL SPRINGS ENERGY CORP.

/s/ Elizabeth J. Kirkwood Elizabeth J. Kirkwood President

This and the following page compromise SCHEDULE “H” to an Agreement of Purchase and Sale dated April 6, 2001 among OIL SPRINGS ENERGY CORP. as Vendor and ENERGY POWER SYSTEMS LIMITED, as Purchaser.

OFFICERS CERTIFICATE

RE:	Article 6.00 of the Agreement of Purchase and Sale (“Agreement”) dated April 6, 2001 between OIL SPRINGS ENERGY CORP. as Vendor and ENERGY POWER SYSTEMS LIMITED, as Purchaser.

Unless otherwise stated, the definitions provided for in the Agreement are adopted in this Certificate:

I, James C. Cassina, President of ENERGY POWER SYSTEMS LIMITED. (the “Purchaser”) hereby certify that as of the date of this Certificate:

4.	Each of the covenants, representatives and warranties of the (Purchaser) contained in Article 6.00 of the Agreement was true and correct in all material respects as of the Effective Date and is true and correct in all material respects of the Closing Date.

5.	This Certificate is made for and on behalf of the (Purchaser) and is binding upon it, and the deponent herein is not incurring and will not incur any personal liability whatsoever with respect to it.

6.	This Certificate is made with full knowledge that the (Purchaser) is relying on the same for the Closing of the transactions contemplated by the Agreement.

IN WITNESS WHEREOF I have executed this Certificate effective as of the Closing Date.

ENERGY POWER SYSTEMS LIMITED

/s/ James C. Cassina James C. Cassina President